Mail Stop 3561

November 18, 2009

Jacob Ronnel, Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

   Re: Hotel Outsource Management International, Inc.
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed November 6, 2009
     Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
     Filed November 6, 2009
     File No. 000-50306

Dear Mr. Ronnel:

   We have reviewed your letter dated November 5, 2009 in response to our comment letter dated October 29, 2009 and your amended filings and have the following comments. Again, we have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

1. Please identify on the cover page of each revised proxy statement the appropriate amendment number. For example, the cover page to your revised preliminary proxy statement on Schedule 14A that you filed on November 6, 2009 should have been identified as amendment number one. Please confirm your understanding in this regard and confirm that you will revise any subsequent revised proxy statement, as applicable, in this manner.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009

2. We note that your principal executive officer and principal financial officer did not file Section 302 certifications or Section 906 certifications with your amended quarterly report Form 10-Q/A for the fiscal quarter ended June 30, 2009 that was filed on November 6, 2009. Please file another amended quarterly report on Form 10-Q/A for the fiscal quarter ended June 30, 2009 that includes these Section 302 and 906 certifications from your principal executive officer and principal financial officer.

Item 4. Controls and Procedures, page 25

3. We note your response to comment three from our letter dated October 29, 2009. In the amended quarterly report on Form 10-Q/A for the fiscal quarter ended June 30, 2009 that you will file, please revise your disclosure either to remove the statement that management launched a comprehensive program designed to strengthen your internal control over financial reporting or to include an additional statement indicating that you had been unable to implement the program to strengthen your internal control over financial reporting in the period covered by the report due to financial constraints.

*   *   *   *   *

As appropriate, please amend your amended quarterly report on Form 10-Q/A for the fiscal quarter ended June 30, 2009 in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrea I. Weinstein
        Schonfeld & Weinstein L.L.P.
        Via facsimile